Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

March 19, 2013

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:	Stillwater Mining Company (“Stillwater” or the "Company") Preliminary Proxy Statement On Schedule 14A Filed March 8, 2013 by Clinton Relational Opportunity Master Fund, L.P., et al. File No. 001-13053

Dear Mr. Orlic:

On behalf of Clinton Relational Opportunity Master Fund, L.P. and its affiliates (“Clinton”), John DeMichiei, Charles R. Engles, Seth E. Gardner, Michael McMullen, Michael McNamara, Patrice E. Merrin, Brian Schweitzer and Gregory P. Taxin (each, a “Filing Person” and collectively, with Clinton, the “Filing Persons”), we are responding to your letter dated March 15, 2013 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A filed on March 8, 2013 (the "Preliminary Proxy Statement"). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Clinton is filing a revised Preliminary Proxy Statement on Schedule 14A (the "Revised Proxy Statement"). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

David L. Orlic March 19, 2013 Page 2

For your convenience, we are emailing to your attention copies of the Revised Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

Reasons for Our Solicitation, page 6

1.	Disclosure on page 6 states that the board of directors has granted its own members hefty pay increases. Mr. Taxin is reported publicly as having stated recently that current director compensation is reasonable given the company’s size. Please advise.

In response to your comment, the Filings Persons respectfully note that the disclosure in the Preliminary Proxy Statement is not inconsistent with the prior statement made by Mr. Taxin. While the Filing Persons claim in the Preliminary Proxy Statement that the Company's Chief Executive Officer, Mr. McAllister is overpaid, no similar statement is made with respect to the Company's directors. The Preliminary Proxy Statement stated that the board of directors of the Company granted its own members hefty pay increases, which is supported by the data provided in the corresponding footnote. As mentioned in the Preliminary Proxy Statement, these pay increases were implemented following the sale by MMC Norilsk Nickel of its majority stake in the Company. The increase in director pay following the departure of the Company's majority stockholder is factual and supporting evidence for the Filing Persons' view that the current board of directors has taken recent actions, such as increasing their pay (even if not to an excessive amount for a company of Stillwater's size), to the detriment of the Company's stockholders since the Company has no longer been under the control of a majority stockholder. Based on the foregoing, it is the Filing Persons' view that no additional disclosure is required.

2.	Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise the proxy materials to the extent necessary, and provide supplemental support where appropriate for, the statement on page 7 that, for the company’s spending to produce a good return, the price of palladium must be at least $30 more per ounce than it would be without the Alliance’s marketing efforts.

In response to your comment, the Filings Persons have revised the disclosure, including to provide supplemental data in support of the statement that, for the Company's spending to produce a good return, the price of palladium must be at least $30 more per ounce than it would be without the Alliance's marketing efforts. As disclosed in the Revised Proxy Statement, in 2012, the Company produced 386,000 ounces of palladium and spent $11.2 million in marketing; as a result, to generate sufficient revenue just to offset its marketing spending (i.e. earning no return), the Company would have to generate a price per ounce that is $29 higher than it would receive without the marketing spend. Please see page 7 of the Revised Proxy Statement.

Our Proposed Path Forward, page 8

David L. Orlic March 19, 2013 Page 3
3.	Please disclose any specific individuals whom your nominees would consider to replace Mr. McAllister. If none, so state, and disclose how the nominees would go about replacing him, the criteria to be used to select his replacement, and whether you have any plans regarding management of the company in the interim period between any departure of Mr. McAllister and the designation of a new chief executive.

In response to your comment, the Filings Persons have revised the disclosure regarding the replacement of Mr. McAllister. Please see page 8 of the Revised Proxy Statement.

4.	You disclose your belief that the company should accelerate in any way possible, including increased capital spending, the development of the Graham Creek, Blitz and Far West areas of the J-M Reef, to bring production from these areas online as quickly as possible. Please briefly disclose your belief as to how increased capital spending would accelerate this development and the assumptions that underlie your assessment. Please also specifically disclose as your belief that production will increase in these areas through these methods.

In response to your comment, the Filings Persons have revised the disclosure regarding the Filing Persons' belief that the Company should accelerate production of the J-M Reef. Please see page 8 of the Revised Proxy Statement.

Proposal 1 – Election of Directors, page 10

5.	The disclosed standard for the use of discretionary authority to vote for substitute nominees, appearing in the next to last paragraph on page 14, is not consistent with Rule 14a-4(c)(5). Please revise.

In response to your comment, the Filing Persons have revised the disclosure regarding substitute nominees. Please see page 15 of the Revised Proxy Statement.

6.	Advise us, with a view toward revised disclosure, whether you are required to identify or nominate substitute or additional nominees in order to comply with any applicable company advance notice bylaw.

In response to your comment, the Filing Persons note that the Company's bylaws do not specify any requirements for the nomination of substitute or additional nominees. In the Filing Persons' view, such a substitute or additional nominee would be permitted under Delaware law in the event there is a legitimate need for such substitute or additional nominee, with or without prior identification of such individuals to the Company. For instance, with respect to substitute nominees, in HealthCor Management, L.P., et al. vs. Allscripts Healthcare Solutions, Inc.,1 Chancellor Strine determined that an extraordinary change in a company's circumstances would permit such company's stockholders to submit a notice of director nominations or proposals of

1	No. 7557-CS at 3-4 (Del. Ch. May 25, 2012) (Transcript). See also Icahn Partners LP v. Amylin Pharmaceuticals, Inc., C.A. No. 7404-VCN (Del. Ch. April 20, 2012); Hubbard v. Hollywood Park Realty Enterprises, 1991 WL 3151 at 11 (Del. Ch. 1991).

David L. Orlic March 19, 2013 Page 4

other business after the advance notice deadline provided in the company's bylaws. Similarly, it is the Filing Persons' view that, although any determination would be based on the facts and circumstances present at the time, it is likely a Delaware court would find that an extraordinary change in the circumstances of a nominee would be grounds for permitting a stockholder to propose a substitute nominee. In addition, in the event that a board of directors were to expand the size of the board after the deadline for receiving stockholder nominations and proposals of other business, in order to fill such vacancies with individuals of their choosing and thereby diminish the voting power of any stockholder nominee elected to serve as director, the Filing Persons believe that it is likely a Delaware court would find the board expansion and filling of vacancies to be an improper use of the bylaw provisions governing such actions and, as a result, would permit a stockholder to nominate additional persons in opposition to such new directors. It is also the Filing Persons' belief that Delaware courts, as a matter of equitable treatment, would permit stockholders to nominate substitute or additional nominees, as the case may be, because the Company is permitted to nominate substitute or additional nominees in the event that an initial nominee is unable or unwilling to serve or the size of the Board is increased, as applicable. Furthermore, the Filing Persons note that the Commission explicitly contemplates in Rule 14a-4(c)(5) the need for substitute or additional nominees in the event that a nominee is unable to, or will not, serve. Notwithstanding any view to the contrary, it is the Filing Persons' belief that the current disclosure is appropriate given the most likely interpretation of Delaware law.

Proposal 4 – Approval of the Amendment to the Company's Bylaws, page 20

7.	Please disclose that requiring a supermajority vote may, among other things, facilitate efforts of a minority of the board of directors to block the will of the majority of the members.

In response to your comment, the Filing Persons have revised the foregoing disclosure. Please see page 22 of the Revised Proxy Statement.

Quorum; Abstentions; Broker Non-Votes, page 22

8.	Please revise the last paragraph of this section so that it is consistent with the company’s current disclosure regarding the effect of broker non-votes on Proposals 2 through 4, or provide an analysis supporting your current disclosure.

In response to your comment, the Filing Persons respectfully submit that their disclosure is correct and that the Company's current disclosure is improper. The Filing Persons note that their interpretation of the treatment of broker non-votes, as set forth in the Preliminary Proxy Statement, was consistent with how the Company has historically interpreted the treatment of broker non-votes, as evidenced in the proxy statements filed by the Company in connection with its prior annual meetings.2 In fact, the disclosure regarding broker non-votes in the Preliminary

2	In the Company's proxy statements filed on March 23, 2012 (in connection with the Company's 2012 annual meeting), April 4, 2011 (in connection with the Company's 2011 annual meeting), April 6, 2010 (in connection with the Company's 2010 annual meeting), April 9, 2009 (in connection with the Company's 2009 annual meeting) and April 8, 2008 (in connection with the Company's 2008 annual meeting), the Company stated, in each case, that "the Company intends to count broker 'non-votes' as present for purposes of determining the presence or absence of a quorum for the transaction of business. A non-vote occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Abstentions and non-votes will not be counted as votes cast for or against items submitted for a vote of stockholders."

David L. Orlic March 19, 2013 Page 5

Proxy Statement was identical to that set forth in the Company's preliminary proxy statement filed on March 1, 2013 in connection with the upcoming annual meeting.3 However, when threatened with a contested election, the Company revised the broker non-vote disclosure in its proxy statement4 in an attempt to manipulate the voting process by suddenly changing its interpretation of its bylaws and related historical treatment of broker non-votes despite, to the Filing Persons' knowledge, not adopting any amendments to its bylaws. Based on the foregoing, it is the Filing Persons' view that the Company's revision of its broker non-vote disclosure was improper and has resulted in disclosure that is both misleading and inaccurate based on the Company's past treatment of broker non-votes. Moreover, the Company's new interpretation would result in a violation of New York Stock Exchange Listing Rule 402.08, which provides that brokers "may not give or authorize a proxy to vote without instructions from beneficial owners when the matter to be voted upon…is the subject of a counter-solicitation, or is part of a proposal made by a stockholder which is being opposed by management," by permitting the Company to count such broker non-votes in favor of the Company's proposals and against the Filing Persons' proposals. As a result, as noted above, the Filing Persons do not believe that any revisions to the broker non-vote language set forth in the Preliminary Proxy Statement are warranted and respectfully request that the Commission require the Company to provide disclosure in its proxy statement and future filings with respect to broker non-votes that is consistent with the Company's historical treatment of such matters.

Votes Required for Approval, page 23

9.	Please revise the second paragraph of this section so that it is consistent with the company’s disclosure regarding the voting standards for Proposals 2 through 4, or provide an analysis supporting your current disclosure.

purposes of determining the presence or absence of a quorum for the transaction of business. A non-vote occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Abstentions and non-votes will not be counted as votes cast for or against items submitted for a vote of stockholders."

3 In the Company's preliminary proxy statement filed on March 1, 2013 (in connection with the 2013 annual meeting), the Company, consistent with its past proxy statements, stated that "the Company intends to count broker “non-votes” as present for purposes of determining the presence or absence of a quorum for the transaction of business but broker non-votes will have no effect on the outcome of any matter. A non-vote occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Abstentions will have the effect of a vote against Proposals 2, 3, and 4. (emphasis added)"

4 In the Company's revised preliminary proxy statement filed on March 15, 2013 (in connection with the 2013 annual meeting), the Company changed its broker non-vote disclosure to the following: "[t]he Company intends to count broker “non-votes” as present for purposes of determining the presence or absence of a quorum for the transaction of business but broker non-votes, if any, will have the effect of a vote against any matter. A non-vote occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Abstentions will have the effect of a vote against Proposals 2, 3, and 4. (emphasis added)"

David L. Orlic March 19, 2013 Page 6

In response to your comment, the Filing Persons have revised the disclosure regarding the voting standards for Proposals 2 through 4. Please see page 23 of the Revised Proxy Statement.

* * *

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the Staff Comment Letter. The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filings Persons filings or in response to comments on filings. Please direct additional comments to me at (212) 756-2208 or Marc Weingarten at (212) 756-2280.

Very truly yours,

/s/ David Rosewater
David Rosewater

Each of the undersigned (each a “participant”) hereby acknowledges that (i) the participant and/or filing person is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the participant and/or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: March 19, 2013

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

By: Clinton Relational Opportunity, LLC, its investment manager

By: /s/ Joseph A. De Perio ___________________

Name: Joseph A. De Perio

Title: Senior Portfolio Manager

CLINTON MAGNOLIA MASTER FUND, LTD. By: Clinton Group, Inc., its investment manager By: /s/ Francis Ruchalski _____________________ Name: Francis Ruchalski Title: Chief Financial Officer

CLINTON SPOTLIGHT MASTER FUND, L.p. By: Clinton Group, Inc., its investment manager By: /s/ Francis Ruchalski _____________________ Name: Francis Ruchalski Title: Chief Financial Officer	CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P. By: Clinton Group, Inc., its investment manager By: /s/ Francis Ruchalski _____________________ Name: Francis Ruchalski Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY, LLC By: /s/ Joseph A. De Perio ___________________ Name: Joseph A. De Perio Title: Senior Portfolio Manager	CLINTON GROUP, INC. By: /s/ Francis Ruchalski _____________________ Name: Francis Ruchalski Title: Chief Financial Officer

/s/ George E. Hall _________________________ George E. Hall	/s/ John DeMichiei _________________________ John DeMichiei
/s/ Charles R. Engles_ ______________________ Charles R. Engles	/s/ Seth E. Gardner ________________________ Seth E. Gardner

/s/ Michael McMullen ______________________ Michael McMullen	/s/ Michael McNamara _____________________ Michael McNamara

/s/ Patrice E. Merrin _______________________ Patrice E. Merrin	/s/ Brian Schweitzer _______________________ Brian Schweitzer
/s/ Gregory P. Taxin _______________________ Gregory P. Taxin